May 7, 2021

VIA ELECTRONIC TRANSMISSION

Jay Williamson

Branch Chief

Jennifer McHugh

Deputy Associate Director

Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advisors Preferred Trust, File Nos. 333-184169 and 811-22756 Amendment to Registration Statement and Response to "Staff Letter: Engaging on Fund Innovation and Cryptocurrency-related Holdings, January 18, 2018" and Related Matters

Dear Mr. Williamson and Ms. McHugh:

On behalf of Advisors Preferred Trust, a registered investment company (the "Trust" or “Registrant”), we hereby submit, via electronic filing, Post-Effective Amendment No. 155 to the Trust's Registration Statement on Form N-1A (the "Amendment"). The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose of this filing is to revise principal investment strategy and risk disclosures to include Grayscale® Bitcoin Trust and Bitcoin futures contracts for the Hundredfold Select Alternative Fund, a series of the Trust.

The Registrant requests selective review of this Amendment and has included a marked version of select portions of the Amendment to aid in the staff’s review. The Registrant request that the review be limited to the marked changes related to Grayscale® Bitcoin Trust and Bitcoin futures contracts.

The Registrant notes that a prior version of the Fund’s registration statement was reviewed by the staff ((see Post-Effective Amendment number 87 filed April 17, 2019;

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https://www.sec.gov/Archives/edgar/data/1556505/000158064219001953/hundredfold485a.htm) and Post-Effective Amendment number 100 filed August 9, 2019 https://www.sec.gov/Archives/edgar/data/1556505/000158064219003622/hundredfold485b.htm ).

Additionally, Thompson Hine LLP is writing on behalf of the Registrant to address issues raised in "Staff Letter: Engaging on Fund Innovation and Cryptocurrency-related Holdings" (the "Staff Letter") as well as to address other issues that concern an open-end fund's use of Bitcoin futures. Please find below Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Based on discussions with Ms. McHugh as well as other discussions with other members of the SEC staff, the Registrant is aware that until the issues identified in the above are addressed satisfactorily, the SEC staff does do not believe that it is appropriate to initiate registration of a fund that intends to invest substantially in cryptocurrency and related products, or amend a previously-effective registration statement in reliance upon rule 485(a) under the Securities Act. The Registrant appreciates the opportunity to address the issues referred to above. Certain questions from the Staff Letter are reproduced or paraphrased below to aid in the organization of the Registrant's views and representations.

Background

The Registrant is addressing only the issues that relate to the amendment of an existing fund (the Hundredfold Select Alternative Fund (the "Fund")) registration statement. The Fund is a non-ETF open end fund, that intends to employ Chicago Mercantile Exchange, Inc. Bitcoin futures (hereinafter "CME Bitcoin futures"). The Fund may also invest in Grayscale® Bitcoin Trust, but no other cryptocurrency or cryptocurrency-related instruments. The Fund will limit total exposure to such futures and Grayscale® Bitcoin Trust to 15% of Fund assets. The Registrant understands that disclosure issues related to Grayscale® Bitcoin Trust have been previously vetted by the SEC staff and are not revisited below. The Registrant intends the views expressed below to be consistent with certain previously submitted public responses to the Staff Letter (see e.g. Realty Shares, April 9, 2019; Van Eck Associates Corporation, July 20, 2018). The Registrant does not believe it is expressing any novel solutions or views with respect to issuer protection issues identified by the SEC staff.

The Staff Letter identified a number of risks related to cryptocurrency and cryptocurrency-related investments by registered funds including valuation, liquidity, custody, arbitrage, and potential manipulation and other risks. The Registrant believes that the risks can be mitigated by the Fund's limited use of CME Bitcoin futures or addressed through risk disclosures.

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Valuation

Would funds have the information necessary to adequately value cryptocurrencies or cryptocurrency-related products, given their volatility, the fragmentation and general lack of regulation of underlying cryptocurrency markets, and the nascent state and current trading volume in the cryptocurrency futures markets?

Because the Fund will only use CME Bitcoin futures, the registrant does not believe that valuation is a material issue, nor is the effect of fragmentation and general lack of regulation of underlying cryptocurrency markets. However, as to cryptocurrency futures markets, the Registrant reiterates that the Fund will only use CME Bitcoin futures, which it believes are no longer in a nascent state. Specifically, CME Bitcoin futures have traded since December of 2017 and have reached daily trading volumes that represent the equivalent of hundreds of millions of dollars of Bitcoins. Specifically, as the table below indicates, average daily volume has risen significantly over the life of CME Bitcoin futures.

Year	Average Daily Volume of Contracts Traded
2017*	1,056
2018	3,664
2019	6,365
2020**	8,577

* launch year commenced 12-18-17, ** as of 12-16-20

How would funds develop and implement policies and procedures to value, and in many cases "fair value," cryptocurrency-related products?

The Fund's only cryptocurrency type investment will be CME Bitcoin futures contracts and the Fund will not invest directly in Bitcoin. Consequently, the Fund will use the same pricing policies and procedures as it presently uses for other exchange-traded futures contracts. Specifically, the Fund will use the CME daily closing settlement price of the applicable CME Bitcoin futures contract to calculate the Fund's NAV. The Registrant does not anticipate a need to fair value CME Bitcoin futures contracts. However, if there were some interruption in the availability of the daily CME settlement price, the Fund would rely upon the determination made by the Trust's fair value committee. The committee would include inputs such as the Bitcoin spot price and the spread history between the futures price and the spot price.

How would funds' accounting and valuation policies address the information related to significant events relevant to cryptocurrencies?

See answers to following questions.

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For example, how would they address when the blockchain for a cryptocurrency diverges into different paths (i.e., a "fork"), which could result in different cryptocurrencies with potentially different prices?

The Registrant notes that the CME Bitcoin futures does not recognize a fork and only recognizes the current iteration of Bitcoin. More specifically, under the current CME Rulebook regarding a fork, CME Bitcoin futures would continue to settle based on the Bitcoin Reference Rate, which is the aggregation of executed trade flows from Bitcoin spot exchanges (which is described more fully below) The Bitcoin Reference Rate does not include the sum of forked tokens, but tracks only the current iteration of Bitcoin.

How and when would funds recognize such information in their NAV?

For the reasons stated above, the Registrant does not believe any specialized NAV procedures related to information related to significant events relevant to cryptocurrencies are required because the Fund is restricted to CME Bitcoin futures.

What policies would a fund implement to identify, and determine eligibility and acceptability for, newly created cryptocurrencies offered by promoters (e.g., an "air drop")?

This is not applicable as the Fund will only use CME Bitcoin futures.

How might a fund account for those holdings if the fund chooses to claim such cryptocurrencies?

This is not applicable as the Fund will only use CME Bitcoin futures.

How would differences among various types of cryptocurrencies impact a fund's valuation and accounting policies?

This is not applicable as the Fund will only use CME Bitcoin futures.

How would funds consider the impact of market information and any potential manipulation in the underlying cryptocurrency markets on the determination of the settlement price of cryptocurrency futures?

The Registrant understands that the Staff Letter refers to two magazine articles describing forms of market manipulation or potential manipulation based upon pump-and-dump schemes and the potential for large holders (commonly referred to as

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whales) to exercise pricing power. Generally, the Registrant notes that it believes the CME's process for daily and expiration cash settlement prices sufficiently guards against potential manipulation of CME Bitcoin futures as described below.

Normal Daily Settlement Procedure

CME Group staff determines the daily settlements for Bitcoin (BTC) futures based on trading activity on CME Globex between 14:59:00 and 15:00:00 Central Time (CT), the settlement period.

Tier 1: Each contract month settles to its volume-weighted average price (VWAP) of all trades that occur between 14:59:00 and 15:00:00 CT, the settlement period, rounded to the nearest tradable tick. If the VWAP is exactly in the middle of two tradable ticks, then the settlement will be the tradable price that is closer to the contract's prior day settlement price.

Tier 2: If no trades occur on CME Globex between 14:59:00 and 15:00:00 CT, the settlement period, then the last trade (or the contract's settlement price from the previous day in the absence of a last trade price) is used to determine whether to settle to the bid or the ask during this period.

a. If the last trade price is outside of the bid/ask spread, then the contract month settles to the nearest bid or ask price.

b. If the last trade price is within the bid/ask spread, or if a bid/ask spread is not available, then the contract month settles to the last trade price.

Tier 3: In the absence of any trade activity or bid/ask in a given contract month during the current trading day, the daily settlement price will be determined by applying the net change from the preceding contract month to the given contract month's prior daily settlement price.

Final Settlement Procedure

Delivery is by cash settlement by reference to the Final Settlement Price, equal to the CME CF Bitcoin Reference Rate (BRR) on the Last Day of Trading. BRR is derived from the aggregation of executed trade flows from Bitcoin spot exchanges into a once-a-day (4 p.m. London time close) reference rate of Bitcoin in US Dollars. The spot exchanges include: Bitstamp, Coinbase, Gemini, itBit, and Kraken.

As to pump-and-dump schemes, the Registrant believes that Bitcoin lacks the novelty and thin market required for such a scheme to succeed. As of its recent

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valuation, Bitcoin has a total value of over $350 billion. As to whale influence, the Registrant believes that the continuous trading and size of the Bitcoin market makes it difficult, if not prohibitively costly to manipulate, even for whales. Furthermore, the Registrant believes the concentration of whales has diminished as their number has grown (1,000 wallets held 40% of Bitcoins based upon a 2017 article referenced Staff Letter; 1,527 wallets in the response provided by Van Eck Associates Corporation, July 20, 2018; and 2,171 in a 2020 survey by Bitcoin Info Charts). Nonetheless, the ownership of Bitcoin remains concentrated and the possible risk of a price drop sparked by large sales remains. However, the Registrant believes this risk can be addressed in prospectus risk disclosures.

Liquidity

What steps would a fund investing in cryptocurrencies or cryptocurrency-related products take to assure that it would have sufficiently liquid assets to meet redemptions daily?

The Fund will not invest directly in Bitcoin, but rather in CME Bitcoin futures limited to 15% of Fund assets; and the Fund will limit total Bitcoin exposure to 15%. CME Bitcoin futures can be disposed of daily and settled within 3 business days. Consequently, the Registrant does not believe the use of CME Bitcoin futures poses a risk that the Fund would not have sufficiently liquid assets to meet daily redemptions.

How would a fund classify the liquidity of cryptocurrency and cryptocurrency-related products for purposes of the Liquidity Rule?

The Registrant would classify CME Bitcoin futures as a highly liquid asset for the reasons stated above. Additionally, the Fund's maximum potential use of CME Bitcoin futures is so small (less than 3% of recent daily trading volume) that the Fund would not significantly change the market value of the investment.

Would any such products be classified as other than illiquid under the Liquidity Rule, and if so, why?

Please refer to answers to the 2 preceding questions.

How would a fund take into account the trading history, price volatility, and trading volume of cryptocurrency futures contracts, and would a fund be able to conduct a meaningful market depth analysis in light of these factors?

Please refer to answers to the three preceding questions. Additionally, the Registrant notes that the daily trading volume of CME Bitcoin futures has significantly

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increased as this futures contract has matured and gained more market acceptance since its launch in December of 2017. While average daily trading volume in 2018 was approximately 3,600 contracts and approximately 6,300 contracts in 2019, it has risen to approximately 8,500 in 2020.

Given the fragmentation and volatility in the cryptocurrency markets, would a fund need to assume an unusually sizable potential daily redemption amount in light of the potential for steep market declines in the value of underlying assets?

Because the Fund does not identify itself as a cryptocurrency fund and because of the small 15% maximum exposure to cryptocurrency through CME Bitcoin futures and Grayscale® Bitcoin Trust, the Registrant does not believe the Fund is likely to be susceptible to a crypto-fear induced waive of redemptions. Nonetheless, there is a possibility that alternative assets such as CME Bitcoin futures could fall from favor and trigger higher-than-average Fund redemptions. However, as noted in several responses above, the Fund's exposure to CME Bitcoin futures is such a small percentage of daily trading volume, that the Registrant believes that the Fund would be able to close out its entire position without significantly affecting the futures price.

As to volatility, the Registrant does not view this aspect of CME Bitcoin futures to be a disqualifying aspect of such an investment. The Registrant notes that the Fund's portfolio manager considers many factors when making investment decisions including volatility.

How would a fund prepare for the possibility that funds investing in cryptocurrency-related futures could grow to represent a substantial portion of the cryptocurrency-related futures markets?

If CME Bitcoin futures became dominated by funds, the Registrant’s Liquidity Program Administrator (the “LPA”) undertakes to conduct a risk analysis to assess the possible contagion effect of funds selling in concert to meet redemptions.

How would such a development impact the fund's portfolio management and liquidity analysis?

Assuming a contagion effect of funds selling in concert to meet redemptions, the Registrant’s LPA would revisit its liquidity assessment under reasonably foreseeable stressed conditions. This might lead to a re-classification of CME Bitcoin futures to a classification other than highly liquid.

Custody

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To the extent a fund plans to hold cryptocurrency directly, how would it satisfy the custody requirements of the 1940 Act?

This is not applicable as the Fund will not hold any cryptocurrency directly.

How would a fund intend to validate existence, exclusive ownership, and software functionality of private cryptocurrency keys and other ownership records?

This is not applicable as the Fund will not hold any cryptocurrency directly.

To what extent would cybersecurity threats or the potential for hacks on digital wallets impact the safekeeping of fund assets under the 1940 Act?

This is not applicable as the Fund will not hold any cryptocurrency directly.

To the extent a fund plans to hold cryptocurrency-related derivatives that are physically settled, under what circumstances could the fund have to hold cryptocurrency directly?

This is not applicable as the Fund will only hold CME Bitcoin futures, which are cash settled and not subject to delivery.

If the fund may take delivery of cryptocurrencies in settlement, what plans would it have in place to provide for the custody of the cryptocurrency?

This is not applicable as the Fund will not hold any cryptocurrency directly. Additionally, the Fund will maintain margin assets with futures commission merchants pursuant to Rule 17f-6.

Arbitrage

How would volatility-based trading halts on a cryptocurrency futures market impact the arbitrage mechanism?

This is not applicable as the Fund is not an ETF.

In light of the fragmentation, volatility and trading volume of the cryptocurrency marketplace, how would ETFs comply with this term of their orders?

This is not applicable as the Fund is not an ETF.

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Have funds engaged with market makers and authorized participants to understand the feasibility of the arbitrage for ETFs investing substantially in cryptocurrency and cryptocurrency-related products?

This is not applicable as the Fund is not an ETF.

How would the shutdown of a cryptocurrency exchange affect the market price or arbitrage mechanism?

This is not applicable as the Fund is not an ETF.

Potential Manipulation and Other Risks

How have concerns about fraud and manipulation in the physical market for cryptocurrencies informed responses to questions concerning, for instance, valuation and liquidity?

Concerns regarding fraud and manipulation in the physical market for cryptocurrencies have been considered and the Fund believes these risks are mitigated by achieving the Fund's cryptocurrency exposure thorough only CME Bitcoin futures. The Registrant recognizes that incidences of fraud and manipulation in the physical Bitcoin or other cryptocurrency markets may have a spill-over effect in the futures market that might tend to reduce the popularity of futures and lead to reduced trading volumes. As noted above the Registrant includes trading volumes in its assessment of liquidity classification. Additionally, since the use of CME Bitcoin futures would be a discretionary element of the Fund’s investment strategy, the Fund’s sub-adviser could discontinue use of CME Bitcoin futures if it determined that market conditions, including fraud and manipulation in the physical market for cryptocurrencies, were unfavorable for CME Bitcoin futures.

How would you weigh these concerns in considering whether offering a proposed fund is appropriate for the wide range of investors, including retail investors, who might invest in the fund?

The Registrant notes that it does not believe that the risk of fraud and manipulation in the physical Bitcoin market can be eliminated. The Registrant does believe that robust risk disclosures in the Fund's prospectus can alert potential investors to such risks, and that investors may then make an informed decision about the appropriateness of the Fund in their investment strategy.

Would investors, including retail investors, have sufficient information to consider any cryptocurrency-related funds and to understand the risks?

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Based upon the inclusion of plain English risk disclosures in the Fund's prospectus, the Registrant believes that institutional and retail investors can appreciate the risks associated with the Fund's limited allocation to CME Bitcoin futures.

Has the Registrant discussed with any broker-dealers who may distribute the fund how those broker-dealers would analyze the suitability of offering the fund to retail investors in light of these risks?

The Registrant has conducted exploratory discussions with certain broker-dealers and believes these broker-dealers will discharge their obligation to assess suitability under FINRA Rule 2111.

Are there particular challenges investment advisers would face in meeting their fiduciary obligations when investing in cryptocurrency-related funds on behalf of retail investors?

The Registrant does not believe it can meaningfully address the fiduciary duty of investment advisers that are unrelated to the Fund.

Tax Aspects

CME Bitcoin futures do not produce qualifying income for Subchapter M purposes. However, the Fund intends to continue to qualify under Subchapter M to avoid Fund-level taxation. Internal Revenue Code Subchapter M requires, among other things, that at least 90% of the Fund's income be derived from securities or derived with respect to its business of investing in securities (typically referred to as "qualifying income"). To comply with this requirement, the Fund will invest in CME Bitcoin futures through a wholly-owned subsidiary. This is the same approach the Fund presently uses for other non-qualifying income sources such as gains from commodity futures.

Conclusion

The Registrant appreciates the chance to address the investor protection issues identified above. Based on the analysis and representations above, the Registrant believes that the Fund's submission of an amendment to its registration statement pursuant to rule 485(a) would be consistent with the SEC staff's prior guidance. We welcome any additional discussion with the SEC staff to consider any issues it deems unresolved.

If you have any questions concerning this filing, please contact JoAnn M. Strasser at (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

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Very truly yours,

Parker Bridgeport

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